U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Names and Address of Reporting Person*

   Kendall, Jeremy
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   (Last)                (First)                 (Middle)

                             17121 Mississauga Road
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                                    (Street)

   Belfountain           ON                      L0N 1B0
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   (City)                (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Stake Technology Ltd. - STKL
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Statement for Month/Year

   11/2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |X|   Director                             |_|   10% Owner
   |X|   Officer (give title below)           |_|   Other (specify below)
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7. Individual or Joint/Group Filing (Check Applicable Line)

    |X|  Form filed by One Reporting Person
    |_|  Form filed by More than One Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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            TABLE 1 -- Non-Derivative Securities Beneficially Owned
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
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                                                                                                    6.
                                                     4.                              5.             Owner-
                                                     Securities Acquired (A) or      Amount of      ship
                                       3.            Disposed of (D)                 Securities     Form:     7.
                                       Transaction   (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                          2.           Code          ----------------------------    Owned at End   (D) or    Indirect
1.                        Transaction  (Instr. 8)               (A)                  of Month       Indirect  Beneficial
Title of Security         Date         ------------  Amount      or     Price        (Instr. 3      (I)       Ownership
(Instr. 3)                (mm/dd/yy)   Code     V               (D)                  and 4)         (Instr.4) (Instr. 4)
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
Common                    11/29/01     G             175404 (2) A                    393317         D
                                                (1)
Common                    10/25/01                   27000              (4)          27000          I         By Spouse
                          (3)
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

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(1)     Distribution from Mrs. Joan Kendall's estate. On report filed by paperon
        10/25/01, 83,100 shares were held by Mr. Kendall's family in addition to his 217,913 shares directly held. Of the 83,100 shares, 27,000 are owned by Lynn Kendall, Mr. Kendall's wife and 56,100 were owned by Mrs. Joan Kendall, Mr. Kendall's mother, who passed away during 2001. On settlement of Mrs. Joan Kendall's estate, Mr. Kendall became the direct owner of the 56,100 shares previously reported as well as an additional 119,304 shares that were not directly under Mr. Kendall's control when Mrs. Joan Kendall was with us. Therefore Mr. Kendall owns 393,317 shares directly and 27,000 are owned by his wife Lynn Kendall for a total of 420,317.

(2) There is no consideration paid for these shares as they were a bequest from an Estate of a member of Mr. Kendall's family

(3) These 27,000 shares were reported on the last paper filed insider report.

(4)     Details of how these shares were acquired was previously filed


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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
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                                                                                                          9.         10.
                                                                                                          Number     Owner-
                                                                                                          of         ship
                    2.                                                                                    Deriv-     Form of
                    Conver-                    5.                              7.                         ative      Deriv-  11.
                    sion                       Number of                       Title and Amount           Secur-     ative   Nature
                    or                         Derivative    6.                of Underlying     8.       ities      Secur-  of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-      ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially   Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned      (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)           Amount   ative    at End     In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------           or       Secur-   of         direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-           Number   ity      Month      (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion              of       (Instr.  (Instr.    (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V   (A)   (D)     cisable  Date     Title    Shares   5)       4)         4)      4)
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
Common share                                                                                              364000     D
options                                   (1)

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

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(1)     Information on these options was prevously paper filed, no additional options have been granted since last paper filing on October 25, 2001.


Explanation of Responses:

No change to options held in last paper filing on October 25, 2001


                                      Stake Technology Ltd.

Date: 01/24/2002                      /s/ Leslie Markow
                                      ------------------------------------------
                                      Name:  Leslie Markow

                                      Stake Technology Ltd.

Date: 01/24/2002                      /s/ Jeremy Kendall
                                      ------------------------------------------
                                      Name:  Jeremy Kendall


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.